Amendment No. 5
The Sportsman's Guide, Inc.
Common Stock
CUSIP Number  848907 10 1
Filing Fee:  None

CUSIP No.  848907 10 1
Item 1:   Reporting Person - Vincent W. Shiel/The Amended Vincent
          W. Shiel Revocable Trust dated January 18, 1989
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   5,723,503
Item 8:   1,200,008
Item 9:   5,723,503
Item 10:  1,200,008
Item 11:  6,923,511
Item 13:  28.1%
Item 14:  IN/OO

CUSIP No.  848907 10 1
Item 1:   Reporting Person - Helen M. Shiel/The Amended Helen M.
          Shiel Revocable Trust dated January 23, 1989
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   1,200,008
Item 8:   5,723,503
Item 9:   1,200,008
Item 10:  5,723,503
Item 11:  6,923,511
Item 13:  28.1%
Item 14:  IN/OO

CUSIP No.  848907 10 1
Item 1:   Reporting Person - Stuart A. Shiel
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   1,833,333
Item 8:   0
Item 9:   1,833,333
Item 10:  0
Item 11:  1,833,333
Item 13:  7.9%
Item 14:  IN

CUSIP No.  848907 10 1
Item 1:   Reporting Person - Ralph E. Heyman, Individually and as
          Trustee under various trusts held for the benefit of
          Vincent W. Shiel and Helen M. Shiel and their Children
          and Grandchildren
Item 2:   (b) Disclaims membership in a group
Item 4:   PF/OO
Item 6:   United States
Item 7:   5,056,853
Item 8:   0
Item 9:   5,056,853
Item 10:  0
Item 11:  5,056,853
Item 13:  20.7%
Item 14:  IN/OO

Item 1.   SECURITY AND ISSUER

     The securities to which this statement relates are shares of Common Stock, par value $.01, of:

          The Sportsman's Guide, Inc.
          411 Farwell Avenue
          South St. Paul, MN  55075

Item 2.   IDENTITY AND BACKGROUND

     The following information is given with respect to each person filing hereunder.

     (a)  Name

          (i)  The Amended Vincent W. Shiel Revocable Trust dated
               January 18, 1989, Vincent W. Shiel, Trustee (the
               "Vincent W. Shiel Revocable Trust"), and Vincent
               W. Shiel individually as the Settlor of the Vincent W. Shiel Revocable Trust.

         (ii) The Amended Helen M. Shiel Revocable Trust dated January 23, 1989, Helen M. Shiel, Trustee (the "Helen M. Shiel Revocable Trust"), and Helen M. Shiel individually as the Settlor of the Helen M. Shiel Revocable Trust.

        (iii)  Stuart A. Shiel

         (iv) Ralph E. Heyman, Individually and as Trustee under various trusts held for the benefit of Vincent W.
               Shiel and Helen M. Shiel and their children and grandchildren

     (b)  Residence or business address

          (i)  Vincent W. Shiel
               6900 Golf House Drive
               Hobe Sound, FL  33455

         (ii)  Helen M. Shiel
               6900 Golf House Drive
               Hobe Sound, FL  33455

        (iii)  Stuart A. Shiel
               17010 Butteroak Drive
               Spring, TX  77379

         (iv)  Ralph E. Heyman, Individually and as Trustee
               10 Courthouse Plaza, S.W., Suite 1100
               Dayton,  OH  45402

     (c)  Occupation/Employment

          (i) Vincent W. Shiel is self-employed and his principal occupation is investing in various business ventures.

         (ii) Helen M. Shiel is an investor in various business ventures.

        (iii)  Stuart A. Shiel is the Executive Vice President of
               National Recreational Shooting Supplies, Inc., a sporting goods distributor located at 15534 W.
               Hardy Road, Suite 230, Houston, TX  77060.

         (iv) Ralph E. Heyman, Individually and as Trustee, is a partner in the law firm of Chernesky, Heyman &
               Kress, 10 Courthouse Plaza, S.W., Suite 1100, P.O.
               Box 3808, Dayton, OH  45401-3808.

     (d)  Criminal Violations

          None

     (e)  Party to Civil Action

          None

     (f) All of the persons filing information on this statement are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Vincent W. Shiel, as Trustee of the Vincent W. Shiel Revocable Trust, acquired warrants to purchase 752,740 shares of Common Stock as part of a principal payment for promissory notes issued by The Sportsman's Guide, Inc. (the "Company") to Dr. Shiel.

     (b) Helen M. Shiel, as Trustee of the Helen M. Shiel Revocable Trust, acquired warrants to purchase 233,333 shares of Common Stock as part of a principal payment for promissory notes issued by the Company to Mrs. Shiel.

     (c) Stuart A. Shiel acquired warrants to purchase 100,000 shares of Common Stock as part of a principal payment for promissory notes issued by the Company to Mr.
          Shiel.

     (d) Ralph E. Heyman, as Trustee, acquired warrants to purchase 479,260 shares of Common Stock as part of a principal payment for promissory notes issued by the
                    Company to Mr. Heyman.

Item 4.   PURPOSE OF TRANSACTION

     Each person providing information on this statement acquired the warrants to purchase shares of Common Stock for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-4, each person filing hereunder expressly declares that the filing of this statement shall not be construed as an admission that he or she is the beneficial owner of any securities covered by this statement other than as follows:

     1. Vincent W. Shiel as Trustee of the Vincent W. Shiel Revocable Trust is the beneficial owner of 5,723,503 shares of Common Stock (1,473,480 of which represents shares issuable upon the exercise of warrants of which 752,740 were acquired on May 16, 1966 at any exercise price of $.18079 per share). Vincent W. Shiel as the spouse of Helen M. Shiel is the beneficial owner of 1,200,008 shares of Common Stock which are held in the name of Helen M. Shiel as Trustee of the Helen M. Shiel Revocable Trust. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Vincent W. Shiel is 6,923,511.

     2. Helen M. Shiel, as Trustee of the Helen M. Shiel Revocable Trust is the beneficial owner of 1,200,008 shares of Common Stock (450,000 of which represent shares issuable upon the exercise of warrants of which 233,333 were acquired on May 16, 1996 at an exercise price of $.18079 per share). Helen M. Shiel, as the spouse of Vincent W. Shiel is the beneficial owner of the 5,723,503 shares of Common Stock which are held in the name of Vincent W. Shiel as Trustee of the Vincent
          W. Shiel Revocable Trust. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Helen M. Shiel is 6,923,511.

     3. Stuart A. Shiel is the beneficial owner of 1,833,333 shares of Common Stock (200,000 of which represent shares issuable upon the exercise of warrants of which 100,000 were acquired on May 16, 1996 at an exercise price of $.18079 per share).

     4. Ralph E. Heyman, as Trustee under various trusts held for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, is the beneficial owner of 5,036,853 shares of Common Stock (1,058,520 of which represent shares issuable upon the exercise of warrants of which 579,260 were acquired on May 16, 1996 at an exercise price of $.18079 per share). Mr. Heyman, individually, owns 20,000 shares of Common Stock.


     (b)  1.   Sole Power to Vote and Dispose of Common Stock

          (i)  Vincent W. Shiel, as trustee under the Vincent W.
               Shiel Revocable Trust has the sole power to vote and dispose of 5,723,503 shares of Common Stock.

         (ii)  Helen M. Shiel, as trustee under the Helen M.
               Shiel Revocable Trust has sole power to vote and dispose of 1,200,008 shares of Common Stock.

        (iii) Stuart A. Shiel has the sole power to vote and dispose of 1,833,333 shares of Common Stock.

         (iv) Ralph E. Heyman, as Trustee under various trusts held for the benefit of Vincent W. Shiel and Helen
               M. Shiel and their children and grandchildren, has sole power to vote and dispose of 5,036,853 shares of Common Stock.

          2.   Shared Power to Vote and Dispose of Common Stock

          (i) Vincent W. Shiel has the shared power to vote and dispose of 1,200,008 shares of Common Stock held by the Helen M. Shiel Revocable Trust.

         (ii) Helen M. Shiel has the shared power to vote and dispose of the 5,723,503 shares of Common Stock held by the Vincent W. Shiel Revocable Trust.

     (c)  None

     (d)  None

     (e)  Not Applicable

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   VINCENT W. SHIEL

                                   Vincent W. Shiel



Date:  June __, 1996

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   HELEN M. SHIEL

                                   Helen M. Shiel



Date:  June __, 1996

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   STUART A. SHIEL

                                   Stuart A. Shiel



Date:  June __, 1996

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   RALPH E. HEYMAN

                                   Ralph E. Heyman



Date:  June __, 1996